03015086

FEB 2 8 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBS Greenwich Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Steamboat Road
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol P. Mathis (203) 618-2585
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Carol P. Mathis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RBS Greenwich Capital, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

...ICY CARLSON
...TARY PUBLIC
...SSION EXPIRES JUNE 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Schedule of Segregation Requirements and Funds in Segregation pursuant to the Commodity Futures Trading Commission Regulation 1.32.

X (p) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Option Customers pursuant to Commodity Futures Trading Commission Regulation 30.7.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Greenwich Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of Greenwich Capital Markets, Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Greenwich Capital Markets, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 28, 2003, except for Note 16,
as to which the date is January 31, 2003

Deloitte
Touche
Tohmatsu

GREENWICH CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002
(in millions except share data)

ASSETS	
Cash and cash equivalents	$ 144
Cash and securities segregated under federal and other regulations	73
Receivables from brokers, dealers and other institutions	3,285
Securities purchased under agreements to resell and other collateralized financing arrangements	39,383
Trading assets	
Securities and other financial instruments owned (approximately $17,960 pledged as collateral)	19,109
Derivative contracts	171
Accrued interest receivable	169
Other assets	33
Total Assets	$ 62,367
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term borrowings	$ 127
Payables to brokers, dealers and other institutions	1,068
Securities sold under agreements to repurchase and other collateralized financing arrangements	40,823
Trading liabilities	
Securities and other financial instruments sold, but not yet purchased	18,294
Derivative contracts	197
Accrued interest payable	196
Other liabilities	392
Subordinated debt	105
Total Liabilities	61,202
STOCKHOLDER'S EQUITY	
Common stock, par value $1 per share, 10,000 shares authorized, 8,000 shares issued and outstanding	-
Additional paid-in-capital	511
Retained earnings	654
Total Stockholder's Equity	1,165
Total Liabilities and Stockholder's Equity	$ 62,367

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

Greenwich Capital Markets, Inc. ("GCM") is a wholly owned subsidiary of Greenwich Capital Holdings, Inc. ("Holdings"). Holdings is an indirect wholly owned subsidiary of The Royal Bank of Scotland Group plc ("RBS").

GCM is a Securities and Exchange Commission ("SEC") registered broker-dealer, a primary dealer of U.S. Government securities and a Commodity Futures Trading Commission ("CFTC") designated Futures Commission Merchant ("FCM"). GCM is principally engaged in the purchase, sale and financing of U.S. treasury, U.S. agency and mortgage backed securities, and the execution and clearance of exchange traded futures and options on futures contracts. GCM also trades over-the-counter options on U.S. treasury securities.

In 2002, GCM commenced doing business as RBS Greenwich Capital. Greenwich Capital Markets, Inc. remains the corporate name of the legal entity engaged in the securities business.

2. Significant Accounting Policies

Basis of Presentation/ Use of Estimates
This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions regarding trading inventory valuations and other matters that affect the statement of financial condition and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

Cash and Cash Equivalents
GCM has defined cash equivalents as highly liquid investments including money market instruments, federal funds sold, and overnight time deposits with original maturities of three months or less. Substantially all cash is on deposit with a major money center bank.

Transfers of Financial Assets
GCM accounts for transfers of financial assets under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125". Under SFAS No. 140, transfers of financial assets are accounted for and reported based upon the application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. Transfers of financial assets where the transferor has surrendered control over the transferred assets are accounted for as sales. Otherwise, transfers are accounted for as collateralized borrowings.

Continued

Collateralized Financing Arrangements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the contract value as specified in the respective agreements. These securities are principally U.S. Government and U.S. Government Agency obligations. The principal and accrued interest amounts are presented on a net-by-counterparty basis pursuant to Financial Accounting Standards Board Interpretation No. 41 ("FIN 41"), "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements". It is GCM's policy to take possession of the securities purchased under agreements to resell. GCM monitors the value of the underlying security positions on a daily basis relative to the related receivable or payable, including accrued interest. GCM obtains additional collateral or returns excess collateral as appropriate to ensure that the fair value of the underlying collateral remains sufficient.

Securities borrowed and securities loaned, respectively, are carried at the amounts of cash collateral advanced and received in connection with those transactions. Interest is accrued at the stipulated contract rate. It is GCM's policy to monitor the value of the securities borrowed and loaned on a daily basis and to obtain additional collateral as is necessary.

Securities Transactions

Regular-way securities transactions are recorded on the statement of financial condition on trade date and carried at fair value.

Securities transactions in the forward market and when-issued transactions are recorded in the statement of financial condition on a settlement-date and auction-date basis, respectively.

Receivables and payables arising from unsettled securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Derivative Contracts

A derivative contract is a financial instrument whose value is derived from an underlying instrument, index or rate. Derivative instruments include option, forward or futures contracts. A derivative contract generally represents future contractual commitments to exchange cash settlements based upon interest rates or other payment streams and agreed upon notional amounts or commitments to purchase or sell certain financial instruments at a specified time and price.

GCM accounts for derivative contracts under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by the provisions of SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as one type of hedge, among several alternatives. SFAS No. 133 further prescribes that the accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

Continued

The fair value of derivative contracts including forwards and options is reported in the statement of financial condition on trade date as an asset or liability under Trading assets or Trading liabilities. Derivative contracts are recorded by product on a net-by-counterparty basis where appropriate and where a legal right of set-off exists under enforceable master netting agreements pursuant to Financial Accounting Standards Board Interpretation No. 39 ("FIN 39") "Offsetting of Amounts Related to Certain Contracts."

The fair value of exchange-traded derivative instruments such as futures and certain option contracts is determined by quoted market prices. The fair value of derivative contracts negotiated in the over-the-counter ("OTC") markets is based on dealer price quotations or pricing models which consider among other factors, current and contractual market prices, credit spreads, market liquidity, time value, and yield curve and volatility factors of the underlying positions.

Securitization Activities

When GCM securitizes mortgages, other loans, and securities, it may retain among other items, interest-only strips, residual securities, and one or more tranches, all of which are retained interests in the securitized loans or securities. These financial instruments are carried at fair value. To obtain fair values of retained interests, quoted market prices are used, if available. Where market quotations are not available, GCM estimates the fair value of retained interests using management's best estimate of certain key assumptions including prepayment speeds, credit losses, and forward yield curves, in conjunction with determining the present value of future expected cash flows.

Income Taxes

GCM accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse. GCM is included in the consolidated U.S. Federal and certain combined state income tax returns of Holding's U.S. holding company parent, NatWest Group Holdings Corporation. In accordance with a tax-sharing agreement with Holdings, the provision for income taxes reflected in the financial statements is computed on a separate company basis and the resulting balances are settled regularly with Holdings.

New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board issued Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it issues. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply prospectively to guarantees issued after December 31, 2002 regardless of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of any period ending after December 15, 2002. Management believes that the adoption of FIN 45 will not have a material impact on the financial position of GCM.

Continued

In January 2003, the Financial Accounting Standards Board issued Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's"). In general, a VIE is an entity whose equity investors either do not provide sufficient resources to enable the VIE to finance its activities without additional financial support from other parties, or lack decision making authority, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity. FIN 46 requires that a VIE be consolidated by the party, referred to as the primary beneficiary, who is subject to a majority of the expected losses of the VIE or entitled to receive a majority of the expected residual returns of the VIE or both. FIN 46 is effective for any VIE's created after January 31, 2003 and applies in the first fiscal year after June 15, 2003 to VIE's in which an enterprise holds a variable interest that it acquired prior to February 1, 2003. Management believes the adoption of FIN 46 will not have a material impact on the financial position of GCM.

3. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2002, securities owned with a fair value of $70.5 million were in segregation accounts in accordance with SEC rules. An additional deposit of securities with a fair value of $13.2 million was made on January 3, 2003 for the final establishment of the reserve deposit pursuant to SEC Rule 15c3-3.

Cash valued at $2.2 million at December 31, 2002 was in a segregation account in accordance with CFTC regulations.

4. Securities and Other Financial Instruments

Securities and other financial instruments owned and sold, but not yet purchased at December 31, 2002 are summarized as follows (in millions):

	2002	
Type of instrument	Assets	Liabilities
U.S. Government obligations	$ 6,563.9	$ 16,931.5
U.S. Government Agency obligations	10,360.6	1,362.5
Mortgages and mortgage-backed obligations	2,184.3	-
Other	-	-
	$ 19,108.8	$ 18,294.0

5. Fair Value Information

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires GCM to report the fair value of financial instruments, as defined. Substantially all of GCM's financial instruments are carried at fair value or amounts that approximate fair value since such

Continued

financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricings. Fair value is based generally on quoted market prices or dealer price quotations. To the extent that prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

At December 31, 2002, substantially all of GCM's assets and liabilities were carried at fair value or amounts that approximate fair value.

Assets and liabilities that are recorded at fair value include cash and cash equivalents, cash and securities segregated under federal and other regulations, trading assets and trading liabilities.

Assets and liabilities that are carried at amounts that approximate fair value include receivables from and payables to brokers, dealers and other institutions, collateralized financing arrangements, short-term borrowings, subordinated debt, and other assets and liabilities. Due to the short-term and/or floating rate nature of these instruments, the fair values of these items are not materially sensitive to movements in market interest rates.

6. Derivative Financial Instruments

In the normal course of its business, GCM enters into various transactions involving derivative and other off-balance-sheet instruments, including futures and forward contracts, exchange-traded and OTC options, and mortgage-backed to-be-announced securities. These financial instruments are used in trading activities and to manage market risks and are therefore subject to varying degrees of market and credit risk.

Risk in these derivative transactions involves both the risk of counterparty non-performance under the terms of the contract and the risk associated with changes in the fair value of the derivative contracts and underlying instruments. GCM's position in derivative contracts is generally economically hedged through the purchase or sale of other interest rate sensitive financial instruments.

Credit risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts. GCM's exposure to credit risk in derivative contracts at any point in time is represented by the fair value of derivative contracts reported as trading assets, net of any trading liabilities where appropriate and where a legal right of set-off exists under enforceable netting agreements pursuant to FIN 39. Potential future exposure represents additional exposure to credit risk to which GCM may be subject. The fair values of derivative contracts are reflected on the statement of financial condition by product on a net-by-counterparty basis in accordance with GCM's netting policy, when appropriate. Listed below are a brief description of various derivative instruments.

Forward and Futures Contracts

Forward contracts provide for the delayed delivery of securities with the seller agreeing to make delivery at a specified future date, at a specified price or yield. Specifically, forwards

are OTC contractual commitments to purchase or sell a specified amount of a financial instrument, foreign currency or commodity at a future date at a predetermined price.

Futures contracts are exchange-traded contractual commitments to either receive or purchase or deliver or sell a standard amount or value of a financial instrument or commodity at a specified future date and price. Maintaining a futures contract requires the holder on a daily basis to deposit with the exchange an amount of cash or other specified assets as security for its obligation. As such, credit risk arising from exchange-traded products is limited. Futures contracts can be settled by physical delivery of the underlying instrument, cash settlement on settlement date, or by entering into an offsetting position prior to settlement date.

To-be-announced Transactions
To-be-announced ("TBA") transactions are forward contracts pertaining to undefined pools of mortgages which give the purchaser or seller a right or obligation to receive or deliver mortgage securities in the future. TBA's subject the holder to both interest rate risk and principal prepayment risk.

Options
GCM enters into various types of option contracts including exchange-traded and OTC contracts, bond options and interest rate options. Option contracts provide the purchaser (or holder) of the option with the right, but not the obligation to buy or sell a financial or other instrument or index at a pre-defined price, term and quantity. Option holders are subject to credit risk since the counterparty may be obligated to make payments under the terms of the contract. Option sellers are not typically subject to credit risk but are subject to market risk since the seller may be obligated to make payments under the terms of the contract.

7. Risk Management

As a major participant in the fixed income and asset-backed markets, GCM is exposed to various and multiple risks that arise in the normal course of its business. Two significant risks to which GCM is subject are market risk and credit risk. Additionally, GCM is exposed to operational, legal and financial control risks.

Market risk arises from the potential changes in the fair values of GCM's trading assets and liabilities. Components of market risk include exposures to changes in the level or volatility of interest rates, foreign exchange rates, credit spreads and prepayment speeds. GCM's exposure to market risk is affected by certain factors including the volatility and liquidity of the markets in which GCM participates as well as the interrelationships between GCM's trading assets and liabilities.

Credit risk arises from the potential that a counterparty to a transaction with GCM or an issuer of securities or underlying instruments held by GCM might fail to perform under its contractual obligations which could result in GCM incurring losses.

Operational, legal and financial control risk relate to losses GCM may incur due to among various items, potential operational problems regarding execution and settlement, deficiencies in legal documentation or compliance, and inadequacies in financial control systems.

Continued

GCM monitors and controls its risk exposures on a daily basis through a multi-faceted and interrelated series of financial, credit and risk management monitoring systems and, accordingly, believes that it has effective procedures for evaluating and limiting the credit, market and other risks to which it is subject. GCM's senior management have an active role in the risk management process and through documented policies and procedures, require that various support and business groups participate in providing monitoring and oversight. GCM's risk management practices are subject to periodic review by GCM's internal auditors, RBS and various regulatory bodies.

Market risk is monitored daily and controlled through individual and group risk limits, position limits, management oversight, stress testing and periodic independent pricing reviews. GCM attempts to control its market risk exposures through hedging strategies and certain statistical monitoring mechanisms, including "Value-at-Risk" based analyses.

Credit risk is controlled by monitoring counterparty credit exposures and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties, and requiring collateral to be deposited with GCM when deemed necessary. GCM has established credit limits for issuers and counterparties that are also monitored on a daily basis. GCM further reduces credit risk by entering into enforceable netting agreements and arrangements that enable GCM to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Operational risk is managed under the oversight of an Operational Risk Committee made up of the heads of each of GCM's key operational support areas, and in accordance with a documented Operational Risk Program (the "Program"). Through the Program, GCM seeks to manage and reduce operational risks through the assignment of responsibility for the management of particular risks, the promulgation of documented policies and procedures, a New Products Committee responsible for reviewing and approving all new products prior to introduction, and information systems that monitor and track operational risk events.

Legal risk is managed through the assistance of an in-house Legal Department staffed with experienced attorneys knowledgeable in the firm's areas of business. GCM's in-house lawyers work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees written policies and policies for the proper conduct of the business in accordance with applicable law, regulation, and GCM policy.

GCM seeks to control and minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

Concentrations of Credit Risk
Concentrations of credit risk from financial instruments arise when an entity holds significant positions in a single issuer or counterparty or in groups of issuers or counterparties that have

Continued

similar characteristics or are engaged in a particular industry such that their ability to meet their obligations would be similarly impacted by changes in market or other conditions. GCM's credit concentrations may arise from trading, underwriting and financing activities. GCM monitors credit risk on both an individual and group counterparty basis.

GCM is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of GCM's transactions is executed with financial institutions that include broker-dealers, commercial banks, mortgage bankers and institutional counterparties. GCM's exposure to credit risk can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to GCM.

GCM's largest concentration of credit risk relates to securities issued by the U.S. Government and Federal Agencies. At December 31, 2002, securities owned that were obligations of the U.S. Government or Federal Agencies represented approximately 27% of GCM's total assets. At December 31, 2002, approximately 98% of GCM's securities purchased under obligations to resell and other collateralized financing arrangements were collateralized by such obligations, prior to any FIN 41 netting.

8. Short-term Borrowings

In addition to obtaining short-term borrowings through the repurchase and securities lending markets, GCM obtains short-term financing from Holdings. At December 31, 2002, this borrowing was on an overnight basis and carried an interest rate of 1.6%.

9. Subordinated Debt

At December 31, 2002, GCM had $105.0 million outstanding under a revolving subordinated loan agreement which is scheduled to mature in April 2004. The borrowing has an interest rate that fluctuates with Eurodollar rates. The interest rate at December 31, 2002 was approximately 2.2%. Under the terms of the agreement, GCM must be in compliance with various covenants, the most restrictive of which requires maintenance of a minimum of $150.0 million of stockholder's equity.

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the SEC's "Uniform Net Capital Rule". To the extent that the borrowing is required for GCM's continued compliance with minimum net capital requirements, it may not be repaid.

10. Commitments and Contingencies

Leases and related commitments
GCM has obligations under noncancelable operating leases, principally for office space, that expire on various dates through 2012.

Continued

Minimum future rental commitments, net of minimum sublease rentals, under noncancelable operating leases are set forth as follows (in millions):

Year	Amount
2003	$ 6.1
2004	6.8
2005	7.0
2006	6.7
2007	6.7
Thereafter	8.3
	$ 41.6

Litigation
From time to time, GCM may be involved in certain legal and regulatory proceedings arising out of the conduct of its business. Management believes, based on currently available information and after consultation with counsel, that the resolution of such proceedings, in the aggregate, will not have a material adverse effect on GCM's financial position.

Borrow Versus Pledge
At December 31, 2002, GCM had pledged securities with a fair value of approximately $159.0 million against borrowed securities with a fair value of approximately $154.5 million. The securities borrowed and pledged are treated as an off-balance-sheet transaction.

Letters of Credit
At December 31, 2002, GCM was contingently liable for approximately $45.0 million of letters of credit issued by third party banks on GCM's behalf to satisfy various collateral and margin deposit requirements.

Securities and other financial instruments sold, but not yet purchased
Securities and other financial instruments sold, but not yet purchased, represent obligations of GCM to purchase securities in the future at prevailing market prices. The future satisfaction of such obligations may be for amounts greater or less than the amounts recognized on the statement of financial condition.

Forward Financing Arrangements
In connection with its financing activities, GCM had outstanding commitments to enter into reverse repurchase agreements of $400.0 million and repurchase agreements of $300.0 million as of December 31, 2002.

Underwriting Commitments
In the normal course of business, GCM enters into underwriting commitments. Transactions relating to such commitments that were open at December 31, 2002 and subsequently settled had no material impact on the statement of financial condition at that date.

Continued

11. Collateral

In connection with its trading activities, particularly in U.S. Government and Agency securities, GCM enters into collateralized repurchase agreements, securities lending arrangements and certain other collateralized transactions. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repurchase and securities lending arrangements are generally collateralized by cash or securities with a fair value in excess of the obligations under the contract.

At December 31, 2002, GCM has accepted collateral that it is permitted by contract or industry practice to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase agreements with institutional clients and other broker dealers. The fair value of such collateral, excluding the impact of FIN 41, at December 31, 2002, was approximately $48.9 billion.

In the normal course of business, this collateral is primarily used by GCM to cover short sales and to obtain financing. At December 31, 2002, substantially all of this collateral has been delivered against securities sold short or repledged by GCM.

12. Securitization Transactions

In 2002, GCM received approximately $6.6 billion from securitization trusts as proceeds from new securitizations. Cash flows received in 2002 from retained interests held in connection with securitizations that took place in current and prior years amounted to approximately $37.6 million.

In some instances, GCM retained certain interests. GCM typically does not retain a significant portion of the loans or securities it securitizes. This reduces the impact that changes to fair values of retained interests might have on GCM's financial results.

GCM's retained interests may be subordinated to other investors' interests. The investors and securitization trusts have no recourse to GCM's other assets for failure of debtors to perform on the securitized loans or securities. The value of the retained interests varies and is subject to prepayment, credit and interest rate risks on the transferred assets.

Key economic assumptions used in measuring the value of retained interests at the date of securitization resulting from securitizations completed during 2002 were as follows:

Assumptions	Consumer	Commercial
Prepayment speed	4-35 CPR [1]	0 CPY[2]
Weighted average life	1-8 Years	4-10 Years
Cash flow discount rate	2-12 %	4-10 %
Credit losses	0% CDR [3]	0% CDR

[1] Constant Prepayment Rate [2] CPR with yield maintenance provision [3] Constant Default Rate (Note that lower rated tranches generally have higher yields which reflect potential future losses. This is a common market convention.)

Continued

At December 31, 2002, the fair value of GCM's retained interests, which are included in Securities and other financial instruments owned on the statement of financial condition, was approximately $106.0 million in consumer retained interests and $199.0 million in commercial retained interests. These retained interests primarily relate to mortgage loans or securities and arose from securitizations that have taken place in current and prior years.

Key economic assumptions and the sensitivity of the current fair value of retained interests at December 31, 2002, to immediate adverse changes as indicated below in those assumptions are as follows (dollar amounts in millions):

Assumptions/Impact on Fair Value	Consumer Retained Interests	Commercial Retained Interests
Prepayment speed	24-45 CPR [1] [1]	0-50 CPY [2]
Impact on fair value of 10% adverse change	$0.1-0.2	$0.0
Impact on fair value of 20% adverse change	$0.2-0.4	$0.0
Impact on fair value of 50% adverse change	$0.4-0.7	$0.1-0.2
Weighted average life	1-8 years	1-10 years
Cash flow discount rate	2-12%	3-11%
Impact on fair value of 10% adverse change	$1.4-1.7	$4.7-5.0
Impact on fair value of 20% adverse change	$2.8-3.1	$9.2-9.5
Credit losses	0-7% CDR [3]	0% CDR
Impact on fair value of 10% adverse change	N/A [4]	N/A [4]
Impact on fair value of 20% adverse change	N/A [4]	N/A [4]
Impact on fair value of 50% adverse change	N/A [4]	N/A [4]

[1] Constant Prepayment Rate [2] CPR with yield maintenance provision [3] Constant Default Rate (Note that lower rated tranches generally have higher yields which reflect potential future losses. This is a common market convention.) [4] The impact on fair value of credit losses was not performed as the retained interests were of relatively high credit quality and/or additional subordination exists so that adverse changes would not negatively impact the fair value of retained interests held.

The sensitivities depicted in the preceding table are hypothetical and should be used with caution. The likelihood of those percent variations selected for sensitivity testing is not necessarily indicative of expected market movements because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of a retained interest is calculated without changing any other assumptions. This might not be the case in actual market conditions since changes in one factor might result in changes to other factors. Further, the sensitivities depicted above do not consider any corrective actions that GCM might take to mitigate the impact of any adverse changes in one or more key assumptions.

13. Related Party Transactions

In the normal course of business, GCM conducts transactions with and provides operational and administrative support to affiliated companies. National Westminster Bank plc, a wholly owned subsidiary of The Royal Bank of Scotland plc, guarantees certain of GCM's trading transactions.

Continued

The table below summarizes GCM's assets and liabilities as of December 31, 2002 with affiliated companies (in millions).

Assets:	
Receivables from brokers, dealers and other institutions	$ 191.8
Securities purchased under agreements to resell and other collateralized financing arrangements	1,902.9
Trading assets – Derivative contracts	6.9
Accrued interest receivable	1.2
Other assets	10.5
Liabilities:	
Short-term borrowings	127.0
Payables to brokers, dealers and other institutions	73.6
Securities sold under agreements to repurchase and other collateralized financing arrangements	5,249.0
Trading liabilities – Derivative contracts	14.9
Accrued interest payable	8.5
Other liabilities	13.0

14. Net Capital Requirements

As a registered Broker-Dealer and Futures Commission Merchant, GCM is subject to the net capital rules of both the SEC (Rule 15c3-1) and the CFTC (Regulation 1.17).

Under the SEC's "Uniform Net Capital Rule," GCM has elected to compute its minimum net capital using the alternative method. As such, GCM is required to maintain minimum net capital of the greater of 2% of aggregate debit items, as defined in Rule 15c3-3, or 4% of funds required to be segregated as defined by the CFTC.

At December 31, 2002, GCM had regulatory net capital of $800.7 million, which was $787.4 million in excess of its required minimum net capital of $13.3 million.

15. Employee Benefit Plans

Employees of GCM are eligible to participate in GCM's 401(k) Plan subject to the satisfaction of various eligibility requirements. GCM matches a portion of each participant's contribution in accordance with the Plan documents.

16. Subsequent Event

On January 31, 2003, GCM declared a cash dividend of $100.0 million. The dividend is expected to be paid to Holdings on February 20, 2003.

Deloitte & Touche LLP
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New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

January 28, 2003

Greenwich Capital Markets, Inc.
600 Steamboat Road
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Greenwich Capital Markets, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated January 28, 2003, except for Note 16, as to which the date is January 31, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP